

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 22, 2016

Geoffrey J. Thompson
Chief Executive Officer
AdvantaMeds Solutions USA Fund I, Inc.
20511 Abbey Drive
Frankfort, IL 60423

> **Re:** **AdvantaMeds Solutions USA Fund I, Inc.**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 1**
> **Filed May 26, 2016**
> **File No. 024-10494**

Dear Mr. Thompson:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

General

1. Please file all required exhibits prior to requesting qualification. This should include, but is not limited to, a currently dated consent of your independent auditor, a legality opinion, a form of subscription agreement, and any material contracts. Refer to Items 16 and 17 of Part III of Form 1-A.

2. We note that you contemplate engaging broker-dealers registered with FINRA in connection with the offering. Please confirm that to the extent you identify after

qualification of this post-qualification amendment one or more broker-dealers who will participate in the offering, that you will file a post-qualification amendment disclosing changes in the plan of distribution.

3. Please explain to us the relationship between you and AdvantaMeds Solutions, Inc., a British Columbia corporation, AdvantaMeds Solutions (USA) Inc., a Nevada corporation, and Synergistic Holdings, LLC, a Nevada limited liability company. Please revise the offering circular as appropriate.

4. Please tell us whether you have communicated or intend to communicate orally or in writing to determine whether there is any interest in this Regulation A offering. We note in this regard the written material and video accessible at http://investor.advantamedssolutions.com/. To the extent the communications on this website are solicitations of interest in this offering, please provide your analysis how these communications comply with Securities Act Rule 255. We may have further comment after reviewing your response.

5. You have identified Globex Transfer, LLC as stock transfer agent. Please confirm you intend to rely on the exemption from registration in Exchange Act Rule 12g5-1(a)(7) and provide us a copy of the agreement with Globex.

Part II

Item 3. Summary Information, Risk Factors and Dilution, page 6

6. Please disclose here or in another appropriate section of the offering circular that you recently conducted a best-efforts, no minimum offering under Regulation A and that offering terminated with, if true, no sales to investors.

7. We note your disclosure on page 13 that "[t]he Company's Common Stock and Preferred Stock are, or will be, traded on the OTC Market Group's 'OTCQB' and your inclusion on the cover page of a blank OTCQB ticker. Please revise your disclosure as appropriate throughout to clarify that you intend to apply for quotation and that there is no guarantee this security will be accepted for quotation on the OTCQB. Alternatively, explain to us how you intend to become eligible for quotation concurrently with qualification.

8. We note your disclosure on page 11 that "[g]ross offering proceeds of a maximum of $20,000,000 may be realized." Please reconcile this with your disclosure on page 1 that "[a] maximum of $50,000,000 will be received from the offering." Please similarly revise the statement following the use of proceeds table.

Use of Investment Funds, page 19

9. Please disclose here and on page 20 the estimated purchase price of the commercial building in Pueblo, Colorado. Refer to Instruction 7 to Item 6 to Part II of Form 1-A.

Item 7. Description of Business, page 20

A. Business Plan, page 20

10. Please reconcile statements you make about the nature of your business throughout the offering statement. For example, reconcile your disclosure here that you intend to acquire, renovate, and operate a recreational marijuana cultivation facility in Pueblo, Colorado and twenty associated retail Marijuana Centers with your disclosure here and on page 22 that you intend to acquire 51% interests in four joint ventures that will invest in established marijuana companies.

Item 10. Directors, Executive Officers, and Significant Employees, page 31

11. Please clarify in the biography of Geoffrey Thompson that Accelera Innovations, Inc., is currently quoted on the OTC Pink market.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ryan Adams at (202) 551-3191 or me at (202) 551-3217 with any questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure